SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 6, 2003

                           Commission File No. 1-14838

                               ------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                               ------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated October 3, 2003 announcing changes to the Group's strategy, management and financial results.


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                                [GRAPHIC OMITTED]

                                                                  PRESS RELEASE




                            RHODIA CHANGES DIRECTION



Paris, October 3, 2003 - Rhodia's Board of Directors met today to review the business activities and overall situation of the Group.

         The continuing severely depressed economic environment will negatively impact third quarter results due to a combination of continued high petrochemical raw material prices, persistent weak demand and a negative effect from the value of the dollar. As a result, Rhodia estimates that Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the third quarter 2003 will be between 70 and 80 million euros, compared with 149 millions euros in Q3 2002 on a comparable basis (constant structure and exchange rates). Moreover, the Group does not expect a significant improvement in market conditions during the last quarter of the year.

         In view of this evolution, the Board of Directors decided to put in place immediately a plan of action involving a refocusing of the business portfolio, cost reduction and the Group's financial structure to enable the Group to weather the unfavorable economic cycle and benefit fully from the recovery in the chemical sector when it occurs.

Jean-Pierre Tirouflet, in recognition that the appointment of a new team would help facilitate the success of this action plan, submitted his resignation to the Board of Directors who accepted it.

The Board of Directors has named Yves Rene Nanot, now Chairman of the Audit Committee, as Vice-Chairman of the Board to supervise the implementation of the action plan. The Board also decided to separate the posts of Chairman and CEO, following the mechanism established by the French NRE (New Economic Regulations) law. Yves Rene Nanot will be named Chairman of the Board of Directors as soon as the General Shareholder's Meeting approves a modification of Rhodia's by-laws to raise the authorized age for the position of Board Chairman beyond age 65.

The Board of Directors also coopted Jean-Pierre Clamadieu as a Group director and named him Chief Executive Officer. He will also assume temporarily the position of Chairman of the

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Board of Directors, pending the modification of the by-laws, which will be proposed to shareholders, at the latest, when the General Shareholder's Meeting is convened to approve the 2003 annual results.

         Acting on a proposal by the Chief Executive Officer, the Board of Directors named Gilles Auffret Group Executive Vice President.

The Board of Directors also decided on the following actions :

o Change in the Group's strategy will result in at least 600 million euros in divestitures by the end of 2004.

     Rhodia has decided to proceed with a refocusing of its strategic portfolio in order to concentrate its resources on its growth businesses and to accelerate the reduction of its debt. This decision will result in the launching of a significant divestment program with an objective of producing at least 600 million euros for divestments by the end of 2004.

o Reshaping and simplification of Group structures in order to generate additional savings of more than 150 million euros taking full effect in 2006

     In addition to the impact on costs that will be achieved from the reduction of the business portfolio, these measures also will result in a simplification of the Group's operating processes.

     These measures will be added to the results of cost reduction plans already announced by the Group in 2002 and 2003 that are projected to save approximately 38 millions euros in 2003, 123 million euros in 2004 and 150 million euros in 2005.

Finally, the Board of Directors reviewed the status of discussions between the Group and its principal banking partners on the financing conditions in view of the new results forecasts.

Rhodia will publish its results for the third quarter of 2003 on Thursday, October 30, 2003 before the opening of the Paris Bourse.

Jean-Pierre Clamadieu (45) holds an engineering degree from Ecole des Mines. He began his professional career in 1984 with various positions in French government agencies such as the regional industry and research office (DRIR) and the regional land-use planning department (DATAR). He was Technical Advisor to Labor Minister Martine Aubry between 1991 and 1993. He joined Rhone-Poulenc in 1993 to develop new activities in the area of automobile pollution control. In 1996, he was appointed President of Rhodia's Chemicals business in Latin America. In 1999, he became President of Rhodia Eco Services, and was appointed senior vice President for Corporate Purchasing in 2001. He was previously President of the Pharmaceuticals & Agrochemicals Division.

Yves Rene Nanot (66) a graduate of the "Arts et Metiers" school of engineering (Paris) and holder of an MBA and PhD from the University of California at Los Angeles (UCLA), began his

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career with Dupont de Nemours in the United States and held various positions with the company in France and Europe between 1962 and 1983. He was Chairman of the Board of Management of Dupont de Nemours France from 1980 to 1983. Yves Rene Nanot joined the Total Group in 1983 and was Chairman of Hutchinson SA from 1983 to 1989. He was subsequently appointed Chairman and Chief Executive Officer of Total France, then President of Total Refining and Marketing and member of the Total Group Executive Committee. Yves Rene Nanot was named Chairman and Chief Executive Officer of Ciments Francais in July 1993. Yves Rene Nanot is Chairman of the Environment Commission of the Confederation of French Industry (MEDEF). He is a member of the Board of Directors of Rhodia, Italcementi, Imerys and Provimi.

         This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
Jean-Christophe Huertas            Telephone: 01 55 38 42 51
Lucia Dumas                        Telephone: 01 55 38 45 48


Investor Relations
Fabrizio Olivares                  Telephone: 01 55 38 41 26

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: October 6, 2003                       RHODIA

                                            By: /s/ PIERRE PROT
                                            ----------------------------
                                            Name: Pierre PROT
                                            Title: Chief Financial Officer